Exhibit 99 (c)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-4 No. 333-105851 and Form S-8 Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-07466, 333-10338, 333-10624, 333-12878 and 333-51434-1 and Form F-3 Nos. 333-06896, 333-08246, 333-13556, 333-8926 and 333-106837 and Form F-4 Nos. 333-105853 and 333-106822) of our report dated August 28, 2003, with respect to the consolidated financial statements of The News Corporation Limited included in this Report of Foreign Issuer on Form 6-K for the year ended June 30, 2003.

/s/  Ernst & Young

Sydney, Australia

September 26, 2003